Bitwise 10 Crypto Index ETF
250 Montgomery Street, Suite 200

San Francisco, California 94104

December 4, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Bitwise 10 Crypto Index ETF (the “Registrant”)

Ladies and Gentlemen:

The undersigned, Bitwise 10 Crypto Index ETF (formerly Bitwise 10 Crypto Index Fund) (the “Registrant”), pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of Amendment No. 4 to the Registrant’s Registration Statement on Form S-3 (Registration No. 333-287889), filed on December 4, 2025, so that the same may become effective at 4:30 p.m. Eastern Time on December 8, 2025 or as soon thereafter as practicable.

Very truly yours,

Bitwise Investment Advisers, LLC,
Sponsor of the Bitwise 10 Crypto Index ETF

By:	/s/ Paul Fusaro
	Name:	Paul Fusaro
	Title:	Chief Operating Officer and Secretary
(Principal Executive Officer)*

* As the Registrant is a Trust, this correspondence is being filed on behalf of the Registrant by Bitwise Investment Advisers, LLC in its capacity as the Sponsor of the Registrant. The identified person signing this correspondence is signing in that person's capacity as an authorized officer of Bitwise Investment Advisers, LLC.